GraniteShares ETF Trust

December 21, 2018

via EDGAR Transmission

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Dominic J. Minore, Esq.; Kim L. Murray, Research Specialist, Investment Management, Disclosure Review and Accounting Office

Re:	GraniteShares ETF Trust (the “Registrant”)
File Nos. 333-214796, 811-23214

Post-Effective Amendment No. 6 to the Registrant’s Registration Statement on Form N-1A Request for Withdrawal Pursuant to Rule 477

To the Commission:

We are transmitting this letter relating to the above-referenced filing made with the Commission on October 11, 2018. Post-Effective Amendment No. 6 to the Registrant’s Registration Statement on Form N-1A (“PEA No.6”) was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), for the purpose of registering shares of GraniteShares Battery Ecosystem ETF and GraniteShares Rising Tech Stars ETF (together, the “New Funds”), each a new series of the Registrant, an open-end management investment company that is registered with the Commission under the Investment Company Act of 1940, as amended. (We note that since the date that PEA No. 6 was filed, GraniteShares Advisors LLC, the investment adviser to the New Funds (the “Adviser”), has proposed and the Board of Trustees of the Registrant (the “Board”) has approved changing the name of the Funds from GraniteShares Battery Ecosystem ETF and GraniteShares Rising Tech Stars ETF to GraniteShares Future of Batteries ETF and GraniteShares Junior Tech Mega Trends ETF, respectively.) The Commission’s staff provided comments telephonically on November 21, 2018, with respect to the staff’s review of PEA No. 6, and absent further action by the Registrant, PEA No. 6 would become effective on December 26, 2018.

In preparing for a subsequent amendment filing, a technical EDGAR issue was identified with the template for PEA No. 6 which, due to an inadvertent error by the Registrant’s EDGAR filing vendor, did not generate new identifiers for the New Funds and instead, mistakenly linked the filing to an existing series of the Registrant. Following conversations between the Commission’s staff and the vendor, and in view of the foregoing, the Registrant hereby requests withdrawal of PEA No. 6 (SEC Accession No. 0001493152-18-014390). In accordance with Rule 477 under the Securities Act, no securities have been sold under PEA No. 6.

After counsel to the Registrant has an opportunity to confer with the Commission’s staff, the Registrant intends on making a subsequent filing to generate EDGAR identifiers for the New Funds and, as appropriate, will request acceleration of the filing’s effective date.

Your assistance in this matter is greatly appreciated. Should you have any questions with respect to the foregoing, please do not hesitate to call Nathaniel Segal of Vedder Price P.C. at 312-609-7747.

Thank you for your courtesy and cooperation in this matter.

Sincerely,

GRANITESHARES ETF TRUST

By:	/s/ William Rhind
Name:	William Rhind
Title:	President